                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                     SCHEDULE 13D
                                    (RULE 13D-101)

               INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
       TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                  (AMENDMENT NO. 6)*

           AUREAL SEMICONDUCTOR INC. (F/K/A MEDIA VISION TECHNOLOGY, INC.)
--------------------------------------------------------------------------------
                                   (NAME OF ISSUER)

                      COMMON STOCK,  PAR VALUE $0.001 PER SHARE
--------------------------------------------------------------------------------
                            (TITLE OF CLASS OF SECURITIES)

                                     58445Q 10 3
--------------------------------------------------------------------------------
                                    (CUSIP NUMBER)

   MICHAEL E. CAHILL, ESQ.               KENNETH LIANG, ESQ.
   MANAGING DIRECTOR & GENERAL COUNSEL   MANAGING DIRECTOR AND GENERAL COUNSEL
   THE TCW GROUP, INC.                   OAKTREE CAPITAL MANAGEMENT, LLC
   865 SOUTH FIGUEROA STREET, STE. 1800  333 SOUTH GRAND AVENUE, 28TH FLOOR
   LOS ANGELES, CALIFORNIA  90017        LOS ANGELES, CALIFORNIA  90071
          (213) 244-0000                           (213) 830-6300
--------------------------------------------------------------------------------
              (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                        TO RECEIVE NOTICES AND COMMUNICATIONS)

                                    MARCH 26, 1999
--------------------------------------------------------------------------------
               (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check
the following box.      / /

NOTE: schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                           (Continued on following pages)
                                 (Page 1 of 30 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D

CUSIP NO.  58445Q 10 3                              PAGE   2    OF   30    PAGES
           ------------                                   ---       ----

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The TCW Group, Inc.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                (b) /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not applicable.
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                        /  /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
  NUMBER OF
                         33,934,676
   SHARES           -----------------------------------------------------------
                    8    SHARED VOTING POWER
     BY
                         0
                    -----------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING              33,934,676
                    -----------------------------------------------------------
 PERSON WITH        10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    33,934,676
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    40.60%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    HC, CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP NO.  58445Q 10 3                              PAGE   3    OF   30    PAGES
           ------------                                   ---       ----

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Robert A. Day
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                (b) /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not applicable.
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                        /  /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Nevada
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
  NUMBER OF
                         33,934,676
   SHARES           -----------------------------------------------------------
                    8    SHARED VOTING POWER
     BY
                         0
                    -----------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING              33,934,676
                    -----------------------------------------------------------
 PERSON WITH        10   SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    33,934,676
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    40.60%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    IN HC
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP NO.  58445Q 10 3                              PAGE   4    OF   30    PAGES
           ------------                                   ---       ----

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Trust Company of the West
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                (b) /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not applicable.
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                        /  /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
  NUMBER OF
                         18,196,214
   SHARES           -----------------------------------------------------------
                    8    SHARED VOTING POWER
     BY
                         -0-
                    -----------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING              18,196,214
                    -----------------------------------------------------------
 PERSON WITH        10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    18,196,214
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.11%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    CO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP NO.  58445Q 10 3                              PAGE   5    OF   30    PAGES
           ------------                                   ---       ----

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TCW Asset Management Company
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                (b) /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not applicable.
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                        /  /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
  NUMBER OF
                         15,738,462
   SHARES           -----------------------------------------------------------
                    8    SHARED VOTING POWER
     BY
                         -0-
                    -----------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING              15,738,462
                    -----------------------------------------------------------
 PERSON WITH        10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    15,738,462
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    21.14%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    CO, IA
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP NO.  58445Q 10 3                              PAGE   6    OF   30    PAGES
           ------------                                   ---       ----

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TCW Special Credits
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                (b) /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not applicable.
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                        /  /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
  NUMBER OF
                         15,738,462
   SHARES           -----------------------------------------------------------
                    8    SHARED VOTING POWER
     BY
                         -0-
                    -----------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING              15,738,462
                    -----------------------------------------------------------
 PERSON WITH        10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    15,738,462
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    21.14%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    PN, IA
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP NO.  58445Q 10 3                              PAGE   7    OF   30    PAGES
           ------------                                   ---       ----

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TCW Special Credits Fund IIIb
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                (b) /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO.WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                        /  /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
  NUMBER OF
                         13,699,481
   SHARES           -----------------------------------------------------------
                    8    SHARED VOTING POWER
     BY
                         -0-
                    -----------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING              13,699,481
                    -----------------------------------------------------------
 PERSON WITH        10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    13,699,481
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    18.67%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP NO.  58445Q 10 3                              PAGE   8    OF   30    PAGES
           ------------                                   ---       ----

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TCW Special Credits Trusts
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                (b) /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO.WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                        /  /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
  NUMBER OF
                         7,428,975
   SHARES           -----------------------------------------------------------
                    8    SHARED VOTING POWER
     BY
                         -0-
                    -----------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING              7,428,975
                    -----------------------------------------------------------
 PERSON WITH        10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    7,428,975
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    10.62%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    OO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP NO.  58445Q 10 3                              PAGE   9   OF   30    PAGES
           ------------                                   ---       ----

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          TCW Special Credits Trusts IIIb
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                (b) /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          OO.WC
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                        /  /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
  NUMBER OF
                         10,767,239
   SHARES           -----------------------------------------------------------
                    8    SHARED VOTING POWER
     BY
                         -0-
                    -----------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING              10,767,239
                    -----------------------------------------------------------
 PERSON WITH        10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    10,767,239
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.99%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    OO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP NO.  58445Q 10 3                              PAGE  10   OF   30    PAGES
           ------------                                   ---       ----

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Weyerhaeuser Company Master Retirement Trust (Managed Account)
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                (b) /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not appliciable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                        /  /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
  NUMBER OF
                         8,038,771
   SHARES           -----------------------------------------------------------
                    8    SHARED VOTING POWER
     BY
                         -0-
                    -----------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING              8,038,771
                    -----------------------------------------------------------
 PERSON WITH        10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    8,038,771
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    12.08%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    EP
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D

CUSIP NO.  58445Q 10 3                              PAGE  11 OF     30    PAGES
           ------------                                   ---       ----

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          OCM Opportunities Fund II, L.P.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                (b) /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not appliciable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                        /  /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
  NUMBER OF
                         19,360,976
   SHARES           -----------------------------------------------------------
                    8    SHARED VOTING POWER
     BY
                         -0-
                    -----------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING              19,360,976
                    -----------------------------------------------------------
 PERSON WITH        10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    19,360,976
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    27.86%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    PN
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D


CUSIP NO.  58445Q 10 3                              PAGE  12 OF     30    PAGES
           ------------                                   ---       ----

-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Oaktree Capital Management, LLC
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) / /
                                                                (b) /X/

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          Not appliciable
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                        /  /
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          California
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
  NUMBER OF
                         27,595,790
   SHARES           -----------------------------------------------------------
                    8    SHARED VOTING POWER
     BY
                         -0-
                    -----------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER

  REPORTING              27,595,790
                    -----------------------------------------------------------
 PERSON WITH        10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    27,595,790
--------------------------------------------------------------------------------
12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES*                                       / /
--------------------------------------------------------------------------------
13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    39.55%
--------------------------------------------------------------------------------
14                  TYPE OF REPORTING PERSON*

                    IA,OO
--------------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER

This Statement relates to the Common Stock, par value $0.001 per share ("Common Stock"), of Aureal Semiconductor Inc. (f/k/a Media Vision Technology, Inc.), a Delaware corporation (the "Issuer"). The address of the principal executive office of the Issuer is 4245 Technology Drive, Fremont, California 94538.

ITEM 2.   IDENTITY AND BACKGROUND

This Statement is filed on behalf of

         (1)   The TCW Group, Inc., a Nevada corporation ("TCWG");

         (2)   Robert Day, an individual;

         (3) Trust Company of the West, a California corporation and wholly-owned subsidiary of TCWG ("TCW");

         (4) TCW Asset Management Company, a California corporation and wholly-owned subsidiary of TCWG ("TAMCO");

         (5) TCW Special Credits, a California general partnership of which TAMCO is the managing general partner ("Special Credits");

         (6) TCW Special Credits Fund IIIb, a California limited partnership, (hereinafter referred to as the "Special Credits Limited Partnership") of which Special Credits is the general partner;

         (7) Two California collective investment trusts, TCW Special Credits Trust ("Trust I") and TCW Special Credits Trust IIIb ("Trust IIIb") (hereinafter referred to as the "Special Credits Trusts") of which TCW is the trustee;

         (8) Oaktree Capital Management, LLC, a California limited liability company ("Oaktree");

         (9) Two managed accounts of which Oaktree is investment manager on behalf of its clients, the Weyerhaeuser Company Master Retirement Trust ("Oaktree Account I") and the Columbia/HCA Master Retirement Trust ("Oaktree Account II" and, together with Oaktree Account I, the "Oaktree Accounts"); and

         (10) OCM Opportunities Fund II, L.P., a Delaware limited partnership (the "Opportunities Fund") of which Oaktree is the general partner.

Special Credits, Trust I, Trust IIIb and the Special Credits Limited Partnership are hereinafter collectively referred to as the "Special Credits Entities." TCWG, TCW, TAMCO, Robert Day and the Special Credits Entities are hereinafter collectively referred to as the "TCW Related Entities." Special Credits is also the investment manager of a third party account which invests in similar securities as the Special Credits Entities (the "Special Credits Account"). Oaktree is the investment manager of the Oaktree Accounts, which invest in securities and other obligations of distressed entities. The principal business of Oaktree is providing investment advice and management services to institutional and individual investors. The Opportunities Fund is a limited partnership which generally invests in securities and other obligations of distressed entities. The address of the principal business and principal office for Oaktree is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The Opportunities Fund and the Oaktree Accounts are collectively referred to as the "Opportunities Entities" and together with Oaktree are collectively referred to as the "Oaktree Related Entities".

Mr. Day acts as Chairman of the Board and Chief Executive Officer of TCWG. Additionally, Mr. Day may be deemed to control TCWG, although he disclaims control and disclaims beneficial ownership of any securities owned by the TCW Related Entities.

TCWG is a holding company of entities involved in the principal business of providing investment advice and management services. TCW is a trust company which provides investment management services, including to the Special Credits Trusts. TAMCO is an investment adviser and provides investment advice and management services to institutional and individual investors. Special Credits provides investment advice and management services to the Special Credits Limited Partnership and the Special Credits Account. The Special Credits Limited Partnership is an investment partnership which invests in securities and other obligations of distressed entities. The Special Credits Trusts are collective investment trusts which invest in securities and other obligations of distressed entities. The address of the principal business and principal office for the TCW Related Entities is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017.

(a)-(c) & (f)
  (i) The executive officers of TCWG are listed below. The principal business address for each executive officer is 865 South Figueroa Street, Suite 1800, Los Angeles, California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:

Executive Officers
------------------
Robert A. Day                 Chairman of the Board & Chief Executive Officer
Ernest O. Ellison             Vice Chairman of the Board
Marc I. Stern                 President
Alvin R. Albe, Jr.            Executive Vice President, Finance & Administration
Thomas E. Larkin, Jr.         Executive Vice President & Group Managing Director
Michael E. Cahill             Managing Director, General Counsel & Secretary
William C. Sonneborn          Managing Director, Chief Financial Officer & Assistant Secretary


Schedule I attached hereto and incorporated herein sets forth with respect to each director of TCWG his name, residence or business address, citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  (ii) The executive officers and directors of TCW are listed below. The principal business address for each executive officer and director is 865 South Figueroa Street, Suite 1800, Los Angeles,

California 90017. Each executive officer is a citizen of the United States of America unless otherwise specified below:


Executive Officers & Directors
------------------------------
Robert A. Day            Chairman of the Board & Chief Executive Officer
Ernest O. Ellison        Director & Vice Chairman
Thomas E. Larkin, Jr.    Director & President
Alvin R. Albe, Jr.       Director & Executive Vice President, Finance & Administration
Marc I. Stern            Director, Executive Vice President, Group Managing Director
Michael E. Cahill        Managing Director, General Counsel & Secretary
William C. Sonneborn     Managing Director, Chief Financial Officer & Assistant Secretary


  (iii) The executive officers and directors of TAMCO are listed below. The principal business address for each executive officer, director and portfolio manager is 865 South Figueroa Street, Suite 1800, Los Angeles, California, 90017. Each executive officer and director is a citizen of the United States of America unless otherwise specified below:


Executive Officers & Directors
------------------------------
Robert A. Day                 Chairman of the Board & Chief Executive Officer
Thomas E. Larkin, Jr.         Director & Vice Chairman of the Board
Marc I. Stern                 Director, Vice Chairman of the Board and President
Alvin R. Albe, Jr.            Director, Executive Vice President, Finance & Administration
Michael E. Cahill             Director, Managing Director, General Counsel & Secretary
William C. Sonneborn          Director, Managing Director, Chief Financial Officer & Assistant Secretary
Mark L. Attanasio             Director, Group Managing Director & Chief Investment Officer -
                              Below Investment Grade Fixed Income
Philip A. Barach              Director, Group Managing Director & Chief Investment Officer -
                                     Investment Grade Fixed Income
Javier Baz                    Director, Managing Director & Chief Investment Officer -
                                     International
Robert D. Beyer               Director & Group Managing Director
Glen E. Bickerstaff           Director & Managing Director
Nicola F. Galluccio           Director & Managing Director
Arthur R. Carlson             Director & Managing Director
Gerard B. Finneran            Director & Managing Director
Douglas S. Foreman            Director, Group Managing Director & Chief Investment Officer -
                                     U.S. Equities
Mark W. Gibello               Director & Managing Director
Jeffrey E. Gundlach           Director & Group Managing Director
Raymond F. Henze III          Director & Group Managing Director
Stephen McDonald              Director & Managing Director
Jeffrey V. Peterson           Director & Managing Director
Komal S. Sri-Kumar            Director & Managing Director


  (iv) The following sets forth with respect to each general partner of Special Credits his name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Each general partner who is a natural person is a citizen of the United States of America unless otherwise specified below.


TAMCO is the Managing General Partner. See information in paragraph (iii) above.

Bruce A. Karsh
President and Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

Howard S. Marks
Chairman and Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

Sheldon M. Stone
Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

David Richard Masson
Principal
Oaktree Capital Management, LLC
333 South Grand Avenue
28th Floor
Los Angeles, California 90071

   (v) Special Credits is the sole general partner of the Special Credits Limited Partnership. See information in paragraph (iv) above regarding Special Credits and its general partners.

  (vi) The portfolio managers of the Special Credits Limited Partnership and the Special Credits Account are listed below. The principal address for each Portfolio Manager of the Fund is 333 South Grand Avenue, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.

Portfolio Managers
------------------
Bruce A. Karsh
David Richard Masson

  (vii) Oaktree is the investment manager of the Oaktree Accounts and the general partner of the Opportunities Fund. See information in paragraph (viii) below regarding Oaktree and its general partners.

  (viii) The members and executive officers of Oaktree and the Opportunities Fund and the investment manager of the Oaktree Accounts are listed below. The principal address for each member and executive officer of Oaktree is 333 South Grand Avenue, Los Angeles, California 90071. Each individual listed below is a citizen of the United States of America.


Executive Officers & Members
-----------------------------
Bruce A. Karsh                          President and Principal
Howard S. Marks                         Chairman and Principal
Sheldon M. Stone                        Principal
David Richard Masson                    Principal
Larry W. Keele                          Principal
Stephen A. Kaplan                       Principal
Russel S. Bernard                       Principal
David Kirchheimer                       Managing Director and Chief Financial and Administrative Officer
Kenneth Liang                           Managing Director and General Counsel

Portfolio Managers
-------------------
Bruce A. Karsh                          President and Principal
David Richard Masson                    Principal

(d)-(e)

During the last five years, neither TCWG, TCW, TAMCO, the Special Credits Entities, the Oaktree Accounts, the Opportunities Fund, Oaktree nor, to the best of their knowledge, any of their respective executive officers, directors and general partners (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On April 5, 1999, the Issuer announced its intention to consummate a recapitalization intended to simplify the Issuer's capitalization. In connection with such recapitalization, Special Credits Limited Partnership, the Special Credits Trusts, the Oaktree Accounts or the Opportunities Fund or any combination of them (collectively, the "Standby Purchasers") have agreed to act as standby purchasers in respect of a Subscription Rights Offering of 33,333,333 shares of the Issuer's common stock (the "Rights Offering") . Pursuant to the Offering, the shares will be offered at $.60 per share. The Standby Purchasers have agreed to purchase their pro-rata share of the shares offered to them as existing stockholders in the Rights Offering as well as any shares not purchased by the Issuer's other stockholders, subject to obtaining appropriate antitrust approvals and certain other conditions. Although there has been no allocation of the amount of common stock to be purchased by the Standby Purchasers pursuant to the Rights Offering, the Standby Purchasers will purchase an aggregate of at least 19,666,666 shares of the Issuer's common stock pursuant to the rights offering and may be required to purchase up to 33,333,333 if none of the Issuer's other stockholders exercise their rights pursuant to the rights offering. In connection with the recapitalization, the Issuer has offered to issue up to 26,200,000 shares of common stock in the aggregate on a pro-rata basis to those holders of the Issuer's Series B Preferred Stock that convert all of their shares of Series B Preferred Stock pursuant to the recapitalization. The Reporting Persons currently intend to convert all their outstanding Series B Preferred Stock in connection with the recapitalization which will result in the TCW Related Entities and Oaktree Related Entities acquiring a total of 45,866,666 shares of the Issuer's common stock.

On March 5, 1999, the Opportunities Fund and Oaktree Account II each purchased the following securities of the Issuer: (a) 6,456,855 and 65,221 shares of the Issuer's Common Stock, respectively; (b) 5,793.73 and 58.52 shares of the Issuer's 8% Series B Convertible Preferred Stock ("Series B Preferred Stock"), respectively; (c) 396 and 4 shares of the Issuer's Series C Preferred Stock (the "Series C Preferred Stock"), respectively and (d) immediately exercisable warrants to purchase at $1.00 per share 816,750 and 8,250 shares of the Issuer's Common Stock, respectively. The Opportunities Fund and Oaktree Account II made the foregoing purchases in a privately negotiated transaction using $12,029,016 and $121,505, respectively, of funds obtained from their working capital. On April 1, 1999 the Opportunities Fund and Oaktree Account II received, respectively, an additional 115.88 and 1.17 shares of Series B Preferred Stock as a dividend on the shares of Series B Preferred Stock held by them.

Holders of shares of Series B Preferred Stock have the right to convert such shares into shares of the Issuer's Common Stock at any time according to the terms of the Issuer's Certificate of Designations of 8% Series B Convertible Preferred Stock. Accordingly, at the currently effective conversion price, the Opportunities Fund and Oaktree Account II have the right to acquire 2,363,552 and 24,068 shares of Common Stock, respectively, pursuant to the conversion feature of the shares of Series B Preferred Stock held by them. As discussed above, the Reporting Persons holding shares of Series B Preferred Stock currently intend to convert such shares in connection with the Issuer's recapitalization.

Beginning October 30, 1998, holders of shares of Series C Preferred Stock acquired the right at any time, subject to the Issuer's right of redemption, to convert up to a maximum of 15% of the aggregate number of shares of Series C Preferred Stock held by such holder into shares of the Issuer's Common Stock according to the terms of the Issuer's Certificate of Designations of Series C Preferred Stock. For each one month period after October 30, 1998, such holders accrue the right to convert into Common Stock an additional 15% of the number of shares of Series C Preferred Stock held by such holder. On March 5, 1999, the Opportunities Fund and Oaktree Account II converted 297 and 3 shares of Series C Preferred Stock into 7,556,442 and 76,328 shares of the Issuer's Common Stock, respectively. On March 26, 1999, the Opportunities Fund and Oaktree Account II converted 59 shares and 1 share of Series C Preferred Stock into 1,308,372 and 22,176 shares of the Issuer's Common Stock, respectively, at an applicable conversion price of $.48 per share. On April 14, 1999, the Opportunities Fund converted its remaining 40 shares of Series C Preferred Stock into 859,005 shares of the Issuer's common stock at an applicable conversion price of $.4976 per share. As a result of such conversion, the Reporting Persons no longer own any amount of Series C Preferred Stock.

On November 1, 1998, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership received, respectively, an additional 4,542, 21,404, 22,162 and 26,607 shares of the Issuer's Common Stock in connection with the Issuer's bankruptcy restructuring pursuant to a prepackaged plan of reorganization which was declared effective on December 31, 1996 (the "Plan of Reorganization").

Oaktree Account I purchased 20,000 shares of the Issuer's Common Stock on August 26, 1998 in the open market using $22,656 of funds obtained from its working capital. Oaktree Account I purchased 25,000 shares of the Issuer's Common Stock on September 1, 1998 in the open market using $25,782.50 of funds obtained from its working capital.

Oaktree Account I purchased 34 shares of the Issuer's 8% Series A Convertible Preferred Stock (the "Series A Preferred Stock") on August 14, 1998 in a privately negotiated transaction using $340,000 of funds obtained from its working capital. Oaktree Account I purchased 190 shares of the Issuer's
Series A Preferred Stock on August 28, 1998 in a privately negotiated transaction using $1,900,000 of funds obtained from its working capital. Beginning July 11, 1998, holders of shares of Series A Preferred Stock have the right at any time, subject to the Issuer's right of redemption, to convert up to a maximum of 15% of the aggregate number of shares of Series A Preferred Stock held by such holder into shares of the Issuer's Common Stock according to the terms of the Issuer's Certificate of Designations of Series A Preferred Stock. For each one month period after July 11, 1998, such holders accrue the right to convert into Common Stock an additional 15% of the number of shares of Series A Preferred Stock held by such holder. On September 16, 1998, Oaktree Account I converted 92 shares of Series A Preferred Stock into 1,622,875 shares of the Issuer's Common Stock. On January 20, 1999, Oaktree Account I converted the remaining 132 shares of Series A Preferred Stock into 4,040,563 shares of the Issuer's Common Stock.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership agreed pursuant to a 8% Series B Convertible Preferred Stock Purchase Agreement dated June 5, 1998, among the Issuer, B III Capital Partners, L.P., Special Credits (as agent and on behalf of the Special Credits Account), Trust I, Trust IIIb and the Special Credits Limited Partnership to acquire, respectively, 2,025, 7,087, 10,800 and 13,838 shares of the Issuer's Series B Preferred Stock in consideration of cancellation of, respectively, $1,620,000, $5,670,000, $8,640,000, and $11,070,000 of indebtedness owed to such entities pursuant to the Second Amended and Restated Loan Agreement dated August 7, 1997, among the Issuer, and Special Credits, as agent and on behalf of the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership. On December 9, 1998 the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership received, respectively, an additional 2,066, 7,229, 11,016 and 14,115 shares of Series B Preferred Stock as a dividend on such Series B Preferred Stock. On March 1, 1999, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership received, respectively, an additional 41.31, 144.57, 220.32, and 282.30 shares of Series B Preferred Stock as a dividend on such Series B Preferred Stock. On April 1, 1999, the aforementioned funds received, respectively, an additional 42.14, 147.47, 224.73 and 287.94 shares of Series B Preferred Stock as a dividend on such Series B Preferred Stock. Holders of shares of Series B Preferred Stock have the right to convert such shares into shares of the Issuer's Common Stock at any time according to the terms of the Issuer's Certificate of Designation of 8% Series B Convertible Preferred Stock. Accordingly, at the currently effective conversion price, the

Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership have the right to acquire, 859,580, 3,008,312, 4,584,420 and 5,874,000 shares of Common Stock pursuant to the conversion feature of the shares of Series B Preferred Stock held by such entities.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership on December 1, 1997 received, respectively, an additional 5,685, 19,898, 30,320, and 38,848 shares of the Issuer's Common Stock in connection with the Plan of Reorganization.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership on September 1, 1997 received, respectively, an additional 223, 781, 1,191, and 1,526 shares of the Issuer's Common Stock in connection with the Issuer's Plan of Reorganization.

On August 6, 1997, Oaktree Account I, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership purchased, respectively, 500,000, 30,000, 105,000, 160,000, and 205,000 units, each consisting of one share of the Common Stock and an immediately exercisable warrant to purchase one-half a share of Common Stock (the "Units"). The purchase price for the Units was $2.00 per Unit. The Units were acquired pursuant to that certain Unit Purchase Agreement dated August 6, 1997, among the Issuer, IT Investment Management, B III Capital Partners, L.P., Pequod Investments L.P., Oaktree, as investment manager on behalf of Oaktree Account I, and TCW Special Credits, as agent and on behalf of the Special Credits Limited Partnership, the Special Credits Trusts and the Special Credits Account. Oaktree Account I, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership paid, respectively, $1,000,000, $60,000, $210,000, $320,000, and $410,000 from the working capital of such entities to acquire such Units.

In addition, on August 6, 1997, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired, respectively (i) 120,000, 420,000, 640,000, and 820,000 warrants which became exercisable March 31, 1998 for one share of Common Stock per warrant (the "Tranche A Warrants"), and (ii) 42,000, 147,000, 224,000, and 287,000 warrants which were immediately exercisable for one share of Common Stock per warrant (the "Tranche B Warrants", and, together with the Tranche A Warrants and the warrant portion of the Units, the "Warrants"). The Tranche A Warrants and the Tranche B Warrants were received as consideration for the renewal and extension of credit pursuant to that certain Second Amended and Restated Loan Agreement dated August 6, 1997, between the Issuer and Special Credits, as agent and on behalf of the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired 30,000, 105,000, 160,000 and 205,000 shares, respectively, of the Issuer's Common Stock on February 20, 1997 pursuant to the Stipulation Regarding Letter of Credit Claim and Toyota-Tsusho Claim filed with the United States Bankruptcy Court for the Northern District of California (the "Bankruptcy Court") on February 20, 1997 by and among Media Vision Technology Inc. ("Debtor"), the Official Unsecured Creditors' Committee and Special Credits, as Agent and Nominee for the Special Credits Trusts, the Special Credits Limited Partnership and the Special Credits Account (the "Stipulation") which was deemed effective on March 20, 1995. Pursuant to a transfer of claim, Special Credits was the holder of the secured Letter of Credit Claim (the "Letter of Credit Claim"), as defined in Debtor's Second Amended Joint Plan of Reorganization (the "Plan"). Pursuant to terms of the Stipulation, the Letter of Credit Claim was allowed as a secured claim under the Plan in the total amount of $2,300,000 and the Special Credits Entities and the Special Credits Account received 575,000 shares of New Common Stock, as defined in the Plan, based on a price of $4.00 per share. Due to the proposed issuance of new Common Stock pursuant to the Stipulation and Plan, the Special Credits Entities (including the Special Credits Account) increased their ownership percentage in the Issuer's Common Stock and, as a result, the number of shares of the Issuer's new Common Stock actually issued pursuant to the Stipulation, as evidenced by the stock certificates dated May 28, 1997, increased to a total of 593,406 shares under the terms of the Plan.

Oaktree Account I, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired 1,580,333, 100,085, 350,300, 533,800 and 684,000 shares, respectively, of the Issuer's Common Stock on June 10, 1996 pursuant to the Common Stock Purchase Agreement dated as of February 21, 1996 (as amended) by and among the Issuer, Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, and certain other purchasers, including Oaktree as the manager of Oaktree Account I. Approximately $2,133,450, $135,115, $472,905, $720,630
and $923,400 of funds were used respectively by Oaktree Account I, the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership for the acquisition of such shares of the Issuer's Common Stock which was obtained from the working capital of such accounts, trusts and limited partnership.

The Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership acquired 150,000, 525,000, 800,000, and 1,025,000 shares, respectively, of the Issuer's Common Stock on March 8, 1996 pursuant to the Common Stock Purchase Agreement dated as of February 21, 1996 (as amended) by and among the Issuer, Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, and certain other purchasers. Approximately $150,000, $525,000, $800,000, and $1,025,000 of funds were used respectively by the Special Credits Account, Trust I, Trust IIIb and the Special Credits Limited Partnership for the acquisition of such shares of the Issuer's Common Stock which was obtained from the working capital of such accounts, trusts and limited partnership.

ITEM 4.   PURPOSE OF TRANSACTION

The shares of the Issuer's Common Stock, the Warrants, the Units, the Series B Preferred Stock, the Series A Preferred Stock and the Series C Preferred Stock described herein were acquired for investment purposes and for the purposes described herein. Based on continuing evaluation of the Issuer's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Issuer's Common Stock will be acquired, additional shares of Common Stock may be acquired in the open market or in privately negotiated transactions, or some or all of the shares of the Issuer's Common Stock may be sold. Because the Special Credits Limited Partnership, the Special Credits Trust, Trust IIIb, Oaktree Account I and the Opportunities Fund own 21.14%, 10.62%, 14.99%, 12.08% and 27.86%, respectively, of the Issuer's Common Stock, they may be deemed, either individually or in the aggregate, to have control of the Issuer. Except as set forth elsewhere in this
Schedule 13D, Special Credits, the other TCW Related Entities, Oaktree, the Oaktree Accounts and the Opportunities Fund have made no proposals and have entered into no agreements, other than the Registration Rights Agreement by and among the Issuer and Special Credits dated as of December 30, 1994, and amended as of February 21, 1996, June 10, 1996, August 8, 1997 and June 5, 1998 described below in Item 6, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing review of investment alternatives, Special Credits, the other TCW Related Entities, Oaktree, the Oaktree Accounts and the Opportunities Fund may consider such matters in the future and, subject to applicable laws, may formulate a plan with respect to such matters subject to applicable law, and, from time to time, Special Credits, such other TCW Related Entities, the Oaktree Accounts, the Opportunities Fund or Oaktree may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

ITEM 5.   INTEREST AND SECURITIES OF THE ISSUER

(a) As of the date of this Schedule 13D, Special Credits Limited Partnership beneficially owns 13,699,481 shares of Common Stock of the Issuer (approximately 18.67% of the Issuer's shares of Common Stock), 6,615,981 of which are issued and outstanding and 7,853,500 of which the Special Credits Limited Partnership has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock; and Special Credits, as the general partner of the Special Credits Limited Partnership, and as the investment manager of the Special Credits Account may be deemed to beneficially own 15,738,642 (13,699,481 shares of the Issuer's Common Stock in the Special Credits Limited Partnership plus 2,038,981 shares of the Issuer's Common Stock in the Special Credits Account) shares of Common Stock of the Issuer (approximately 21.14% of the Issuer's shares of Common Stock), 7,618,382 of which are issued and outstanding and 8,120,260 of which Special Credits has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock.

As of the date of this Schedule 13D, Trust I beneficially owns 7,428,975 shares of Common Stock of the Issuer (approximately 10.62% of the Issuer's shares of Common Stock), 3,801,163 of which are issued and outstanding and 3,627,812 of which Trust I has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock; and Trust IIIb beneficially owns 10,767,239 shares of Common Stock of the Issuer (approximately 14.99% of the Issuer's shares of Common Stock), 5,238,819 of which are issued and outstanding and 5,528,420 of which Trust IIIb has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock. TCW, as the trustee of the Special Credits Trusts may be deemed to beneficially own 18,196,214 shares of Common Stock of the Issuer (approximately 24.11% of the Issuer's shares of Common Stock), 9,039,982 of which are issued and outstanding and 9,156,232 of which TCW has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock.

TAMCO, as the managing partner of Special Credits may be deemed to beneficially own the shares of the Issuer's Common Stock held by Special Credits Limited Partnership and the Special Credits Account as set forth above, all of which constitute 15,738,462 shares of Common Stock of the Issuer (approximately 21.14% of the Issuer's shares of Common Stock).

TCWG, as the parent corporation of TCW and TAMCO (as set forth above), may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW

Related Entities, all of which constitutes 33,934,676 shares of the Issuer's Common Stock (approximately 40.60% of the Issuer's shares of Common Stock). TCWG, TCW and TAMCO each disclaims beneficial ownership of the shares of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that any such entity is the beneficial owner of any securities covered by this Statement.

Mr. Day may be deemed to beneficially own shares of the Issuer's Common Stock deemed to be owned by the other TCW Related Entities (as set forth above), all of which constitute 33,934,676 shares of the Issuer's Common Stock (approximately 40.60% of the Issuer's shares of Common Stock). Mr. Day disclaims beneficial ownership of the Issuer's Common Stock reported herein and the filing of this Statement shall not be construed as an admission that Mr. Day is the beneficial owner of any securities covered by this Statement.

Oaktree Account I beneficially owns 8,038,771 shares of Common Stock of the Issuer (approximately 12.08% of the Issuer's shares of Common Stock), 7,788,771 of which are issued and outstanding and 250,000 of which Oaktree Account I has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants.

Oaktree Account II beneficially owns 196,043 shares of Common Stock of the Issuer (approximately 0.30% of the Issuer's shares of Common Stock) 163,725 of which are issued and outstanding and 32,318 of which Oaktree Account II has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock.

The Opportunities Fund beneficially owns 19,360,976 shares of Common Stock of the Issuer (approximately 27.86% of the Issuer's shares of Common Stock) of which 16,180,674 are issued and outstanding and 3,180,302 of which the Opportunities Fund has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock.

Oaktree, as investment manager of the Oaktree Accounts and general partner of the Opportunities Fund, may be deemed to be beneficially own 27,595,790 shares of Common Stock of the Issuer (approximately 39.55% of the Issuer's shares of Common Stock), 24,133,170 of which are issued and outstanding and 3,462,620 of which Oaktree has the right to acquire within 60 days following the date hereof pursuant to the exercise of the Warrants and the conversion of the Series B Preferred Stock.

  (b) Special Credits, as the sole general partner of the Special Credits Limited Partnership, has discretionary authority and control over all of the assets of the Special Credits Limited Partnership pursuant to the limited partnership agreement for such limited partnership including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Limited Partnership. In addition, Special Credits, as the investment manager of the Special Credits Account has the discretionary authority and control over all of the assets of such account pursuant to the investment management agreement relating to such account including the power to vote and dispose of the Issuer's Common Stock held in the name of the Special Credits Account. Therefore, Special Credits has the power to vote and dispose of 15,738,462 shares of the Issuer's Common Stock.

TAMCO, as the managing general partner of Special Credits also has the power to vote and dispose of the shares of the Issuer's Common Stock held by Special Credits referenced above. Therefore, TAMCO has the power to vote and dispose of 15,738,462 shares of the Issuer's Common Stock.

TCW, as the trustee of the Special Credits Trusts, has discretionary authority and control over all the assets of the Special Credits Trusts pursuant to the trust agreement for such trust including the power to vote and dispose of the Issuer's Common Stock held by the Special Credits Trusts. Therefore, TCW has the power to vote and dispose of 18,196,214 shares of the Issuer's Common Stock.

TCWG, as the parent of TCW and TAMCO, may be deemed to have the power to vote and dispose of the shares of the Issuer's Common Stock that the other TCW Related Entities have power to vote and dispose, all of which constitutes 33,934,676 shares of the Issuer's Common Stock.

Oaktree, as the investment manager of the Oaktree Accounts, has discretionary authority and control over all of the assets of such account pursuant to the investment management agreements relating to such accounts, including the power to vote and dispose of the Issuer's Common Stock held in the name of the Oaktree Accounts. Oaktree, as the general partner of the Opportunities Fund, also has the power to vote and dispose of the shares of the Issuer's Common Stock held by the Opportunities Fund. Therefore, Oaktree has the power to vote and dispose of 27,595,790 shares of the Issuer's Common Stock.

  (c) Except for the purchases by the Special Credits Account, the Special Credits Trusts and the Special Credits Partnership described herein, none of the TCW Related Entities, and to the best of their knowledge, none of their respective executive officers, directors, or general partners has effected transactions involving the issuer's Common Stock during the last 60 days.
Except for the purchases by the Oaktree Accounts and the Opportunities Fund described herein, neither Oaktree, nor, to the best of its knowledge, any of its executive officers or members, have effected transactions involving the Issuer's Common Stock during the last 60 days. The TCW Related Entities, Oaktree and each of the individuals listed in Item 2 disclaim beneficial ownership of the shares of the Issuer's Common Stock reported herein (except for the shares owned directly by such individuals) and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any securities covered by this Statement.

  (d) None

  (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Certain of the Reporting Persons have agreed to act as Standby Purchasers in connection with the Rights Offering as more fully described above. The Reporting Persons also currently intend to convert all of their shares of the Issuer's Series B Preferred Stock held by them in connection with the Issuer's proposed recapitalization as more fully described above.

Special Credits, as general partner of the Special Credits Limited Partnership, receives a fee for managing all the assets of the Special Credits Limited Partnership. In addition, Special Credits, as investment manager of the Special Credits Account, receives a management fee for managing the assets of the Special Credits Account. The Special Credits Limited Partnership and the Special Credits Account have similar investment strategies of investing in financially distressed entities; however, the implementation of these strategies may differ from partnership to account and account to account.

TCW, as trustee of the Special Credits Trusts, receives a management fee for managing all the assets of the Special Credits Trusts. The Special Credits Trusts each have an investment strategy similar to the Special Credits Limited Partnership and Special Credits Account in investing in financially distressed entities. However, the implementation of this strategy may differ from entity to entity and account to account.

Oaktree, as investment manager of the Oaktree Accounts and general partner of the Opportunities Fund, receives a management fee for managing the assets of the Oaktree Accounts and the Opportunities Fund, earns an incentive fee from the Oaktree Accounts and has a carried interest in the Opportunities Fund. The Oaktree Accounts and the Opportunities Fund have an investment strategy of investing in financially distressed entities. The implementation of that strategy may differ from the implementation of similar strategies by the Special Credits Entities and the Special Credits Account.

Except to the extent the securities referred to in this Statement constitute assets of the Special Credits Entities, the Special Credits Account, the Oaktree Accounts and the Opportunities Fund and except as provided in the Registration Rights Agreement among the Issuer and Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, by TAMCO, its managing general partner dated as of December 30, 1994 and amended by and among the (i) Issuer, (ii) Special Credits, as agent and on behalf of the Special Credits Partnership, Special Credits Account and Special Credits Trusts, by TAMCO, its managing general partner, (iii) The Copernicus Fund, L.P. by DDJ Capital Management, LLC, its general partner and (iv) The Galileo Fund, L.P. by DDJ Capital Management, LLC, its general partner as of February 21, 1996 and as further amended June 10, 1996, August 6, 1997 and
June 5, 1998 providing that the Special Credits Entities, the Special Credits Account and Oaktree Account I have demand registration rights, "piggy-back" registration rights and shelf registration rights with respect to all of the shares of the Issuer's Common Stock currently held by such entities; the Common Stock Purchase Agreement dated as of February 21, 1996 (as amended) as more fully described in Item 3 above; the Unit Purchase Agreement dated August 6, 1997 as more fully described in Item 3 above and the 8% Series B Convertible Preferred Stock Purchase Agreement dated June 5, 1998 as more fully described in
Item 3 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or, to the best of the TCW Related Entities' and Oaktree's knowledge, their respective executive officers, directors or general partners, or between such persons and any other person with respect to any securities of the Issuer.

ITEM 6.   MATERIAL TO BE FILED AS EXHIBITS

The following is filed herewith as an Exhibit to this Schedule 13D:

     Exhibit 1 --   A written agreement relating to the filing of the joint
acquisition statement as required by Rule 13d-1(k)(1) under the Securities Act of 1934, as amended.

                                      SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated as of this 20th day of April, 1999.

THE TCW GROUP, INC.


By:  /s/  Susan Marsch
--------------------------------------
Susan Marsch, Authorized Signatory

TRUST COMPANY OF THE WEST


By: /s/  Kenneth Liang
---------------------------------------
Kenneth Liang, Authorized Signatory

TCW ASSET MANAGEMENT COMPANY


By: /s/  Kenneth Liang
------------------------------------------------
Kenneth Liang, Authorized Signatory

TCW SPECIAL CREDITS


By: /s/  Kenneth Liang
------------------------------------------------
Kenneth Liang, Authorized Signatory of
TCW Asset Management Company, the
Managing General Partner of TCW
Special Credits

TCW SPECIAL CREDITS FUND IIIb


By: /s/  Kenneth Liang
-------------------------------------------------
Kenneth Liang, Authorized Signatory
of TCW Asset Management Company, the Managing
General Partner of TCW Special Credits, the
General Partner of TCW Special Credits Fund IIIb

TCW SPECIAL CREDITS TRUST


By: /s/  Kenneth Liang
-------------------------------------------------
Kenneth Liang, Authorized Signatory of
Trust Company of the West, the trustee of
TCW Special Credits Trust

TCW SPECIAL CREDITS TRUST IIIB


By: /s/  Kenneth Liang
-------------------------------------------------
Kenneth Liang, Authorized Signatory of
Trust Company of the West, the trustee of
TCW Special Credits Trust IIIb

ROBERT A. DAY


By:  /s/  Susan Marsch
-------------------------------------------------
Susan Marsch
Under Power of Attorney dated March 31, 1999, on file with
Schedule 13G for Hibbett Sporting Goods, Inc., dated April 9, 1999

OAKTREE CAPITAL MANAGEMENT, LLC


By: /s/  Kenneth Liang
-------------------------------------------------
Kenneth Liang
Managing Director
General Counsel

WEYERHAEUSER COMPANY MASTER RETIREMENT TRUST


By: Oaktree Capital Management, LLC
its Investment Manager


By: /s/  Kenneth Liang
-------------------------------------------------
Kenneth Liang
Managing Director
General Counsel

OCM OPPORTUNITIES FUND II, L.P.


By: Oaktree Capital Management, LLC
its General Partner

By: /s/ Kenneth Liang
------------------------------------
Kenneth Liang
Managing Director
General Counsel

                                      SCHEDULE I
                                  BOARD OF DIRECTORS
                                          OF
                                   TCW GROUP, INC.

All of the following individuals are directors of TCW Group, Inc. Each director is a citizen of the United States of America unless otherwise specified below:

JOHN M. BRYAN
-------------
Partner
Bryan & Edwards
600 Montgomery St., 35th Floor
San Francisco, CA  94111

ROBERT A. DAY
-------------
Chairman of the Board,
Chairman and Chief Executive Officer
Trust Company of the West
200 Park Avenue, Suite 2200
New York, New York  10166

DAMON P. DE LASZLO, ESQ.
------------------------
Managing Director of Harwin
Engineers S.A., Chairman & D.P.
Advisers Holdings Limited
Byron's Chambers
A2 Albany, Piccadilly
London W1V 9RD - England
(Citizen of United Kingdom)

WILLIAM C. EDWARDS
------------------
Partner - Bryan & Edwards
3000 Sand Hill Road, Suite 190
Menlo Park, CA  94025

ERNEST O. ELLISON
-----------------
Vice Chairman
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, California 90017

HAROLD R. FRANK
---------------
Chairman of the Board
Applied Magnetics Corporation
75 Robin Hill Rd.
Goleta, CA  93017

CARLA A. HILLS
--------------
1200 19th Street, N.W.
5th Floor
Washington, DC  20036

DR. HENRY A. KISSINGER
----------------------
Chairman
Kissinger Associates, Inc.
350 Park Ave., 26th Floor
New York, NY  10022

THOMAS E. LARKIN, JR.
---------------------
President
Trust Company of the West
865 South Figueroa St., Suite 1800
Los Angeles, CA  90017

KENNETH L. LAY
--------------
Enron Corp.
1400 Smith Street
Houston, TX  77002-7369

MICHAEL T. MASIN, ESQ.
----------------------
Vice Chairman
GTE Corporation
One Stamford Forum
Stamford, CT  06904

EDFRED L. SHANNON, JR.
----------------------
Investor/Rancher
1000 S. Fremont Ave.
Alhambra, CA  91804

ROBERT G. SIMS
--------------
Private Investor
11828 Rancho Bernardo, Box 1236
San Diego, CA  92128

MARC I. STERN
-------------
President
The TCW Group, Inc.
865 South Figueroa St., Suite 1800
Los Angeles, CA  90017